EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Willis Lease Finance Corporation:

We consent to incorporation by reference in the registration statement on Form S-8 of Willis Lease Finance Corporation of our report dated March 15, 2010 relating to the consolidated balance sheets of Willis Lease Finance Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedules I and II, and the effectiveness of internal control over financial reporting as of December 31, 2009,  which report appears in the December 31, 2009 annual report on Form 10-K of Willis Lease Finance Corporation.

/s/ KMPG LLP

San Francisco, California
October 20, 2010